SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MARCH 30, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ANNOUNCES MINERAL RESOURCES AND ORE RESERVES AS AT 31 DECEMBER 2004

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA36.05

30 March 2005

ANGLOGOLD ASHANTI ANNOUNCES MINERAL RESOURCES AND ORE RESERVES AS AT 31 DECEMBER 2004

AngloGold Ashanti announced Mineral Resources of 218.2 million ounces and Ore Reserves of 78.9 million ounces as at 31 December 2004. The statement forms part of the company's 2004 Annual Report which was published today.

The AngloGold Ashanti Ore Reserves as at 31 December 2004, compared with the combined December 2003 Ore Reserves of AngloGold and Ashanti, showed a year-on-year decrease of 5 million ounces (to 78.9 million ounces) with depletion totalling 7.6 million ounces during the year, indicating a real increase of 2.6 million ounces before depletion. The Ore Reserves in respect of the AngloGold assets alone decreased year-on-year from 63.1 million ounces to 60.9 million ounces; the effect of the merger between AngloGold and Ashanti was therefore to increase Ore Reserves by 20.3 million ounces.

Ore Reserves were determined at a gold price of $375 per ounce and an exchange rate of R7.86 = $1. In determining the economic parameters to be used, AngloGold Ashanti was guided by the preferred position of the SEC in the United States with parameters being based on a three-year historical average gold price.

"This gold price assumption is regarded by the AngloGold Ashanti executive as being conservative compared with our long-term view of the gold price, but is appropriate for the purpose of determining our Ore Reserves, " CEO Bobby Godsell commented. He added: "The company's goal remains to grow reserves over time through the combination of brownfields exploration, organic growth and our new frontiers exploration and junior partnership strategies."

During 2004 and the beginning of 2005, the AngloGold Ashanti 2003 and 2004 Mineral Resource and Ore Reserve statements and evaluation process were submitted to independent consultants for review. The Mineral Resources and Ore Reserves from a number of randomly selected operations and evaluation processes were reviewed and the company was informed that the audit had identified no material shortcomings.

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Details of the Ore Reserves and Mineral Resources and a summary of the variances can be found in the Annual Report for 2004 and on the company's website at www.anglogoldashanti.com

ends

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by the Competent Persons listed below. They are either members of the Australian Institute of Mining and Metallurgy or Recognised Overseas Professional Organisations. They are all full-time employees of the company

The Competent Person for AngloGold Ashanti's Exploration is:

- G F Wylie, MSc (Mining Engineering), BSc (Hons) (Geology), Dip Mgmt, AusIMM application pending, 28 years' experience

Competent Persons for AngloGold Ashanti's Mineral Resources are:
- V A Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 19 years' experience
- M F O Brien, MSc (Engineering), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat, MAusIMM, 25 years' experience

Competent Persons for AngloGold Ashanti's Ore Reserve are:
- C Brechtel, MSc (Mining Engineering), MAusIMM, 29 years' experience
- B W Guenther, BSc (Mining Engineering), MAusIMM, 24 years' experience
- D L Worral, ACSM, MAusIMM, 24 years' experience
- J van zyl Visser, BSc (Mineral Resource Management), PLATO, 18 years' experience

The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears

Queries

South Africa	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Shelagh Blackman	+27 (0) 11 637 6379	+27 (0) 83 308 2471	skblackman@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Disclaimer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MARCH 30, 2005   By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary